5000 Headquarters Drive Plano, TX 75024	800.338.8754 main	www.mcafee.com
July 11, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	McAfee, Inc. Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007 Filed February 27, 2008 and April 29, 2008, respectively File No. 001-31216
Ladies and Gentlemen:
     McAfee, Inc. (“McAfee” or “We”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 28, 2008 relating to our Form 10-K and 10-K/A for the fiscal year ended December 31, 2007 (File No. 001-31216) originally filed with the Commission on February 27, 2008 and April 29, 2008, respectively (the “Form 10-K” and “Form 10-K/A”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K and Form 10-K/A. All page numbers refer to the Form 10-K and Form 10-K/A unless otherwise specified.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Results of Operations, page 41
1.	You indicate that net revenue from corporate business increased during 2007 compared to 2006 primarily due to an 11% increase in system security products, a 26% increase in network security products and a 35% increase in McAfee Foundstone

Securities and Exchange Commission
July 11, 2008

offerings. You provide similar disclosure for 2006 compared to 2005. Item 303(a)(3)(iii) of Regulation S-K requires a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Please provide us, with a view toward disclosure in future filings, with a narrative discussion of this nature of the periods indicated.
We note the Staff’s comment and will continue to be mindful of the requirements of Item 303(a)(3)(iii) of Regulation S-K in future filings. The impact of pricing and volume changes on revenue is complex as substantially all of our transactions contain multiple elements, primarily software licenses and post-contract support (“PCS”). Revenue in a specific period is an aggregation of thousands of transactions ranging from high-volume, low dollar transactions to high-dollar, multiple element transactions that are individually negotiated. Additionally, approximately 80% of our revenue in a specific period is derived from prior period transactions for which revenue has been deferred and is being amortized into income over the period of the arrangement. Therefore, the impact of pricing and volume changes on revenue in a specific period results from transactions in multiple prior periods. The quantification of such changes is not always practical and meaningful. Additionally, we do not analyze our revenue growth based on pricing and/or volume changes.

We advise the Staff that in future filings we will provide narrative disclosure regarding the impact on revenue of new products and services, if applicable, as we have in previous filings.

2.	Disclosures throughout your filing suggest that the number of subscribers and the rate at which you attract new subscribers are key indicators of performance. Tell us what consideration you gave to quantifying your subscription renewal rates and the rate at which you attract new subscribers. Refer to Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your discussion.

We note the Staff’s comment and agree that subscriber growth is a metric we monitor on a quarterly basis. However, we believe that factors exist that may prevent such quantitative growth metrics from being meaningful. Examples of such factors are:

Securities and Exchange Commission
July 11, 2008

•	Subscription renewal rates and rates at which we attract new subscribers may not correlate to fluctuations in periodic revenue. The amount of revenue recognized for a customer depends on the channel from which that subscriber was acquired (e.g., on-line, OEM partner, distributor) and the type of arrangement with the partner. Pricing varies significantly based on the distribution channel.

•	As noted in our response to the Staff’s comment #1 above, approximately 80% of our revenue in a specific period is derived from prior period transactions for which revenue has been deferred and is being amortized into income over the period of the arrangement; therefore, current period subscriber growth may not correlate with current period revenue growth.
We advise the Staff that we believe providing the readers of our filings with directional statements of subscriber growth is meaningful, however, we do not believe that quantitative subscriber metrics always correlate to actual revenue growth.

3.	We note from your disclosures on page 19 that the mix of products you sell and services you offer contributes to the fluctuations in your operating results, particularly your gross profit margin. We further note that your total profit margin was approximately 82.7%, 78.4% and 76.6% in fiscal 2005, 2006 and 2007, respectively. Tell us how you considered including a discussion of the changes in your gross profit margins as it relates to the change in your product and service offerings (corporate versus consumer, hardware versus software, and perpetual licenses versus subscription).

We advise the Staff that we provide disclosures regarding the reasons for the absolute dollar changes in each cost of net revenue line item on the consolidated statement of income (e.g., service and support, subscription, product, and amortization of purchased technology). We also provide qualitative discussion regarding changes in each cost of net revenue line item as a percentage of the respective net revenue. Because amortization of purchased technology is not allocated to the other cost of revenue line items, gross margins calculated for service and support, subscription and product would potentially be considered non-GAAP disclosures. Therefore, we have chosen not to provide gross margin percentages and related disclosures by type of revenue. Additionally, we do not have the systems in place to track gross margins on corporate versus consumer, hardware versus software and perpetual licenses versus subscription.

Securities and Exchange Commission
July 11, 2008

We advise the Staff that in our Form 10-Q for the second quarter of 2008, we will add disclosures regarding changes in total gross margins to provide more meaningful explanations of significant period-to-period changes.
Liquidity and Capital Resources, page 57
4.	Please explain further why the Company expects days sales outstanding to continue to be impacted by the acquisition of SafeBoot (in fiscal 2007) and ScanAlert (in the first quarter of fiscal 2008). Also, tell us how you considered expanding your disclosures to include an explanation of the basis for this statement.

We advise the Staff that in our Form 10-Q for the second quarter of 2008, we will expand the disclosure to explain why we expect days sales outstanding to continue to be impacted by certain acquisitions. We have set forth the following as a representative revision to the days sales outstanding discussion:

“We expect our days sales outstanding will continue to be impacted by the acquisition of SafeBoot due to SafeBoot having longer payment terms, which do not exceed 90 days, and a slower collection process compared to McAfee.”

We also advise the Staff that as we further integrate SafeBoot accounts receivable balances into our collection process, the impact on our days sales outstanding will become minimal. As of the current date we have integrated ScanAlert accounts receivable balances into our collections process and no longer anticipate that the acquisition of ScanAlert will continue to impact days sales outstanding in future periods.
Contractual Obligations, page 62
5.	Tell us your consideration to disclose the Company’s obligations for unrecognized tax benefits in your table of contractual obligations. We refer you to Item 303(A)(5) of Regulation S-K.

We advise the Staff that future filings will include in the contractual obligations table any unrecognized tax benefits for which we can make a reasonably reliable estimate of the amount and period of related future payments. At December 31, 2007, we were unable to make such an estimate, therefore, the noncurrent unrecognized tax benefits were excluded from the table. In a paragraph following the contractual obligations table, we disclosed the total amount of the unrecognized tax benefits and the basis for the exclusion. We had no current unrecognized tax benefits at December 31, 2007.

Securities and Exchange Commission
July 11, 2008

Item 9A. Controls and Procedures, page 66
6.	Your disclosure indicates that your chief executive officer and chief accounting officer did not fully evaluate the effectiveness of your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, for the relevant period. The rule requires that the disclosure controls and procedures be “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act. . .is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms,” and that they also be designed to ensure that “information required to be disclosed by an issuer. . .is accumulated and communicated to the issuer’s management. . .as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that management evaluated the effectiveness of your disclosure controls and procedures for the relevant period with regard to all of the elements of Rule 13a-15(e). We note that in your subsequently filed Form 10-Q for the quarterly period ended March 31, 2008 you have referred to the definition contained in Rule 13a-15(e). Please continue this practice for future periods, or cite to the entire definition contained in Rule 13a-15(e) when presenting this information in your quarterly and annual reports.

We advise the Staff that our chief executive officer and chief accounting officer did evaluate the effectiveness of our disclosure controls and procedures for the Forms 10-K and 10-K/A with regard to all elements of Rule 13a-15(e). We further advise the Staff that in future filings we will cite to the entire definition contained in Rule 13a-15(e) when presenting this information in quarterly and annual reports.
Note 2. Summary of Significant Accounting Policies, page 80
Revenue Recognition, page 84
7.	We note that the fair value of maintenance and support services is determined based on both the contractual renewal rates stated in the contract and the price for which the undelivered element is sold separately. We also note from your disclosures in the filing that the Company has historically encountered significant pricing pressures from your customers. For renewal rates stated in the contract, tell us what percentage of your customers actually renew at the stated rates and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive. Also, please explain further what impact price negotiations at renewal have on your ability to establish VSOE of PCS. Further, please tell us what your normal pricing practices are and tell

Securities and Exchange Commission
July 11, 2008

us how you account for contracts that have stated renewal rates either above or below this “normal” range.

We advise the Staff that we typically license our software products and related post-contract support PCS to our enterprise customers on a per node (i.e., per device) basis. We also sell perpetual licenses in connection with sales of our hardware-based products in which software is bundled with the hardware platform. Most of our licenses are sold with one year of PCS included in the license fee. PCS can be renewed by customers at the stated renewal rate (for a specified period under contract) for customers that have a contractually stated renewal rate, or at our then current list price for customers that do not have a contractually stated renewal rate. Customers can also purchase training and consulting services with their licenses and hardware. For substantially all of our multiple-element arrangements, VSOE of fair value of the undelivered elements is established based on historical evidence of stand-alone sales of these elements to our customers, as described in our response to the Staff’s comment #8 below.

On a limited basis, we do use stated renewal rates in specific customer contracts to support VSOE of fair value for PCS based upon the guidance in paragraph 57 of SOP 97-2 and AICPA TPA 5100.52 and 5100.54. The contractual renewal rate is deemed substantive if (i) it is not discounted more than 15% below our “normal” VSOE of fair value based on stand-alone PCS sales as described in our response to the Staff’s comment #8 below, or (ii) for certain strategic transactions with customer specific pricing, the renewal rate is consistent with our normal PCS renewal rates charged on a consistent basis for recent transactions within the appropriate customer class, and the renewal rate as a percent of the net product fee is substantive (i.e., PCS renewal rate is not less than 18% of the net product fees sold).

Although we have not historically tracked how often customers renew at stated renewal rates, when customers renew stand-alone PCS, they typically renew at the previously established contractual renewal rate as we do not have a pattern of renegotiating pricing prior to contract expiration. We rarely have contractual PCS renewal rates above our normal VSOE. For contractual PCS renewal rates that are not deemed substantive, VSOE of fair value is based on the historical evidence of stand-alone sales of PCS, as described in our response to the Staff’s comment #8 below.

8.	In addition, for multiple-element arrangements for which the PCS renewal rates are not stated in the contract, tell us how you determine VSOE for such arrangements

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July 11, 2008

pursuant to paragraph 10 of SOP 97-2. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value.

We advise the Staff that for multiple-element arrangements for which the PCS renewal rates are not stated in the contract, VSOE of fair value for the undelivered elements is determined using a bell-shaped curve approach based on historical evidence of the actual amount charged on a stand-alone basis for such undelivered elements. VSOE of fair value is established when a substantial portion of PCS renewals have been sold within a narrow range. Our VSOE of fair value varies by customer class (e.g., corporate and government agencies, and by geography). Each customer class is established based on a population of transactions that provide a sufficient basis to conclude that VSOE of fair value exists. Geographic regions are defined as North America; Europe, Middle East and Africa; Japan; Asia-Pacific, excluding Japan; and Latin America.

We analyze our VSOE of fair value on a quarterly basis by customer class. Undelivered elements for which we have established VSOE of fair value include PCS and our standard training and consulting services offerings. We have not established VSOE of fair value for our products (e.g., license, hardware) or specified features/upgrades.

9.	We note that substantially all of your software arrangements are sold in multiple-element arrangements, which include licenses and either maintenance or both maintenance and professional services. We further note that for certain arrangements, the Company is unable to establish VSOE of fair value for all undelivered elements and that these arrangements are classified as support and service revenues (and the related cost of sales) in your consolidated statement of operations. Please tell us the amount of revenues earned from these arrangements for each period presented. Also, tell us whether you considered including in your presentation a separate revenue, and related cost of revenue, line item for such bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements.

We advise the Staff that we have considered whether to separately present such net revenue as a separate line item in our consolidated statements of income, however, net revenue earned from these arrangements has historically comprised approximately 2% or less of total net revenue for each period presented. Accordingly, pursuant to Regulation S-X Rule 5-03(b)(1), net revenue from these arrangements has not been presented separately in our consolidated statements of income.

Securities and Exchange Commission
July 11, 2008

10.	We note that the Company derives revenue from government agencies. Tell us how you considered paragraphs 32 — 33 of SOP 97-2 in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

We advise the Staff that our products sold to government agencies are typically sold through distributors, for which we recognize revenue on a sell-through basis. While the government agencies are the end-users, these sales through our distributors are subject to the terms of our distributor agreements, which do not include fiscal funding clauses. We do not have any material direct software arrangements with government agencies, and accordingly, the guidance in paragraphs 32 — 33 of SOP 97-2 is not applicable.

11.	Tell us more about the contractual arrangements with your corporate customers. For instance, if your enterprise product sales include services such as installation and customization then tell us whether you consider these services to be essential to the functionality of your software products. In this regard, we note your disclosures on page 8 where you indicate that your managed service provider solutions are customized, monitored and updated for a specific customer. In addition, please explain further your revenue recognition policy as it relates to arrangements that include such services and please distinguish between perpetual license sales and subscription sales that include these services.

We advise the Staff that we do not sell services that are essential to the functionality of our software, based on the guidance in paragraphs 70 and 71 of SOP 97-2. We also advise the Staff that the statement on page 8 that “managed service provider (“MSP”) solutions are customized, monitored and updated by networking professionals for a specific customer” is not correct. We do not customize or modify our products and services sold to managed service providers. We will correct this disclosure in future filings.

We also advise the Staff that we do not provide services that involve the customization of our software. We do provide professional services to our enterprise customers, such as installation and training, on a time and materials basis, and we do have VSOE of fair value for such services. For multiple-element arrangements that include these services, we defer revenue for the undelivered elements based on VSOE of fair value and recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as product revenue.

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July 11, 2008

On a limited basis, we have also provided customized implementation and other services to our internet service providers. We do not have VSOE of fair value for these services, and these services are generally subject to customer acceptance. Accordingly, all revenue on these transactions is deferred until the services have been delivered and accepted by the customer, and is then recognized over the remaining term of the arrangement.
Note 5. Marketable Securities and Cash and Cash Equivalents, page 93
12.	We note your discussion of the factors considered in evaluating securities for an other-than-temporary impairment and your statement that such determination is “a subjective process, requiring the use of judgments and assumptions.” Please tell us why you do not consider your accounting for marketable securities to be a critical accounting policy pursuant to the guidance in SEC Releases 33-8350.

We advise the Staff that historically, our unrealized losses on marketable securities have resulted from changes in interest rates, and have not been material to our financial statements. It has been our intent to hold securities in a loss position until maturity or recovery of unrealized losses. Typically, we only purchase investment grade securities, which has further reduced our risk of other than temporary impairment. Therefore, we have historically concluded that potential impairment of marketable securities is not a critical accounting policy pursuant to the guidance in SEC Release 33-8350.

We advise the Staff that in future filings we will include potential impairment of marketable securities as a critical accounting policy given recent events in the macroeconomic environment and their effects on certain types of marketable securities.
Note 16. Provision for Income Taxes, page 113
13.	We note that upon adoption of FIN 48 the Company recognized a decrease of $125.6 million in the liability for unrecognized tax benefits. Please provide more insight as to the reasons for the benefit recognized upon adoption of FIN 48. For instance, tell us what threshold was applied in recognizing your tax liability prior to the adoption of FIN 48 and tell us to which tax positions these adjustments relate.

We advise the Staff that we applied the provisions of FAS 5 for years prior to 2007 for the analysis and recognition of contingent tax liabilities. FAS 5 stipulates that a contingent liability be recognized when such amounts are estimable and probable of

Securities and Exchange Commission
July 11, 2008

occurrence. We examined both technical and non-technical elements of an item to determine the existence and amount of each contingent liability. Each contingent liability item was tracked separately and individually and was reviewed each period to determine if a change in the amount of the liability was required. Contingent tax liabilities were released upon the occurrence of specified events such as, in the case of tax reserves: an expiration of the statute of limitations, the settlement of an examination, a change in tax law or subsequent receipt of significant new information.

Effective January 1, 2007, we adjusted our tax reserves to comply with the new two-step recognition and measurement criteria for uncertain tax positions as defined in FIN 48. In contrast to FAS 5, the FIN 48 recognition criteria focus solely on the technical merits of an item and the amount of benefit recognized is based on measurement criteria at a greater than 50 percent likelihood of realization at effective settlement.

We had recorded tax reserves as of December 31, 2006 that were subsequently adjusted under FIN 48 and resulted in a net increase to shareholders’ equity. The predominant portion of the adjustment to equity upon the adoption of FIN 48 relates to a reserve for the deductibility of foreign costs. This reserve resulted from a historical acquisition accounted for as a pooling of interests. As such, absent FIN 48, a release of this reserve in any period prior to 2007 would have been reflected as a component of “Additional Paid in Capital” and not as a component of income tax expense.

At the time the reserve was established, we considered then-current technical merits and non-technical factors, such as the relatively short period the rules were in effect at the time of the acquisition, the evolving state of tax policy, governmental regulatory actions and public comments aimed at restricting benefits of the new rules to taxpayers, and tax examination authorities’ interpretations and public comments that targeted taxpayer benefits under the new rules. When we re-evaluated the item under FIN 48 standards, we looked solely to the technical merits of the uncertain tax position. On this basis, we concluded under the FIN 48 recognition criteria that we would more likely than not prevail if the item was challenged. From a measurement perspective under FIN 48, we determined the largest tax benefit that exceeds the 50 percent threshold to be all of the benefit.

14.	We note your adjustment to the federal statutory tax rate for “actual/deemed repatriation of earnings from foreign subsidiaries.” We also note from your disclosures on page 115 that the Company intends to indefinitely reinvest the current and/or future earnings of your foreign subsidiaries and as such US income taxes have

Securities and Exchange Commission
July 11, 2008

not been provided for on a cumulative total of approximately $391.6 million of earnings of certain non-US subsidiaries. Based on these disclosures, please explain further why you are adjusting your statutory tax rate for repatriated earnings and tell us the specific accounting guidance you are relying upon.

We advise the Staff that the amounts referenced in the rate reconciliation schedule on page 116 as “Actual/deemed repatriation of earnings from foreign subsidiaries” for each year represent only “deemed” repatriations of foreign earnings under Subpart F of the Internal Revenue Code (“IRC”), including sections 78, 954 and 956 thereof. We recognize deemed repatriations of foreign earnings in current provisions, when applicable, by requirement of U.S. tax law. Other than the actual repatriations of foreign earnings made in 2005 pursuant to the American Jobs Creation Act of 2004 that are separately stated in the disclosures on page 116, we did not have actual repatriations of foreign earnings in any of the years noted in the disclosure. We maintain our position under APB 23 that earnings in foreign subsidiaries are permanently reinvested.

We further advise the Staff that we will revise the description in future filings to read “Deemed repatriations of earnings from foreign subsidiaries” to avoid misunderstanding.

15.	We note the $21,258 adjustment to the statutory tax rate in fiscal 2007 for “provision (benefit) for accruals for tax exposures and valuation allowance.” We also note your disclosures on page 66 where you indicate that the fourth quarter of 2007 net income was negatively impacted by adjustments to the Company’s provision for income taxes of approximately $24 million related to uncertain tax positions, other taxes reserves and adjustments to taxes payable. Tell us if the tax rate adjustment is related to the fourth quarter tax provision adjustment and explain further the reasons for these adjustments. Also, please confirm that these adjustments (particularly the fourth quarter adjustment) did not relate to any prior periods. In this regard, we note your discussion on page 66 of the material weaknesses in your accounting for income taxes in which errors were detected in the tax calculations for your quarterly and annual financial statements. Tell us the revisions made to both your quarterly and annual financial statements to correct these errors.

We advise the Staff that the tax rate adjustment of $21,258 (in thousands) in the 2007 rate reconciliation labeled as “Provision (benefit) for accruals for tax exposures and valuation allowances” and the $24 million increase in fourth quarter tax expense noted in the disclosure on page 66 both include the same increase in tax reserves in the amount of $18 million. In conducting the quarterly evaluation of FIN 48 reserves in the fourth quarter of

Securities and Exchange Commission
July 11, 2008

2007, we determined that new facts existed related to certain reserve items. We re-evaluated the items under FIN 48 criteria and determined the recognition threshold was still met, but that under measurement standards, additional reserves were necessary. These reserve adjustments of $18 million, as well as other adjustments, comprise the $21,258 (in thousands). These amounts were recorded in the proper period in accordance with FIN 48 and do not relate to the material weakness.

Of the $24 million on page 66, the remaining $6 million relates to an adjustment to correct errors in the income taxes payable balance. This adjustment relates to periods prior to 2007, and was considered in our conclusion on the material weakness in our internal controls over financial reporting, specifically related to the accounting for income taxes. We considered the errors under FAS 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3,” Staff Accounting Bulletin (“SAB”) 99, “Materiality,” and SAB 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,” and determined that they were not material to our financial statements.

16.	We note that the earnings from the Company’s foreign operations in India are subject to a tax holiday from a grant effective through March 31, 2009. Tell us how you considered SAB Topic 11.C to disclose the aggregate dollar and per share effects of the tax holiday.

We advise the Staff that the impact of the India tax holiday was less than 1 percent of consolidated income before provision for income taxes in each year since the inception of our India operations in 2004. Therefore, we determined the amount to be immaterial for disclosure in the notes to the consolidated financial statements. We will continue to monitor the impact of the tax holiday in future periods, and will disclose in future filings the aggregate dollar and per share effects of the tax holiday amounts, if material.

17.	Please explain further the “acquisition integration activities” that resulted in a 22 basis point increase in your effective tax rate in the quarter ended March 31, 2008. Tell us which acquisition[s] this activities relate to and tell us why these activities did not impact your tax provision for any previously reported periods.

We advise the Staff that the “acquisition integration activities” referenced in the filing relate to the acquisition of SafeBoot Holdings B.V. in November 2007. Subsequent to acquisition and prior to December 31, 2007, we engaged in certain integration activities

Securities and Exchange Commission
July 11, 2008

to which IRC section 956 applies, which results in deemed repatriations of foreign earnings.

We properly recognized the increased tax impact of IRC section 956 in our fourth quarter and full year 2007 financial statements. This impact was specifically disclosed on page 116 in the reconciliation of the effective tax rate to the federal statutory rate on the line “Actual/deemed repatriations of earnings from foreign subsidiaries.” Because the tax footnote for the quarter ended March 31, 2008 did not include a reconciliation of the tax rate, we chose to disclose the specific impact of IRC section 956 on the quarter ended March 31, 2008 because of the significant impact on the effective tax rate in comparison to the effective tax rate for the quarter ended March 31, 2007.
Schedule II Valuation and Qualifying Accounts, page 131
18.	We note your valuation analysis for sales returns and other incentives. Please provide us with a separate rollforward for each of these allowances (i.e. sales returns and other incentives). Additionally, tell us how you considered presenting a rollforward for each allowance separately in your notes to the financial statements. Refer to Rule 12-09 of Regulation S-X.

We advise the Staff that we have chosen to include the rollforward of our allowance accounts in Schedule II of our Form 10-K rather than the notes to our financial statements. We also advise the Staff that in our 2008 Form 10-K, we will separately present the allowance for sales returns and the allowance for other incentives in Schedule II, Valuation and Qualifying Accounts for the years ended December 31, 2008, 2007 and 2006.
Exhibits
19.	Disclosures throughout your filing indicate that you rely significantly on distributors, and that sales through each of Ingram Micro and Tech Data accounted for approximately 10% or more of net revenue for each of your last three fiscal years. However, you have not filed a distribution agreement or similar contract with either Ingram Micro or Tech Data as an exhibit to your annual report. Please provide us with an analysis as to how you determined that your agreements, if any, with these distributors do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. We also note that Tech Data was a related person of yours during the period covered by the report.

Securities and Exchange Commission
July 11, 2008

We advise the Staff that Ingram Micro, Inc. (“Ingram”) and Tech Data Corporation (“Tech Data”) are distributors and as such are not the end-users of our products. We have entered into separate distribution contracts with Ingram and several of its subsidiaries, and Tech Data and several of its subsidiaries, covering our arrangement with them in specified countries or regions. Each of these contracts is an independent, separately negotiated agreement. Our agreements with these Ingram and Tech Data entities are ordinary course contracts, standard in the industry, and similar to our contracts with our other distributors. These agreements are not exclusive and we have no commitments under these contracts requiring either us to sell or the other party to purchase, a specific amount of products. These agreements generally may be terminated by either party without cause with no or minimal notice or penalties. We believe that if any of these distribution agreements were terminated, we could make arrangements with other distributors to distribute our products, or sell through other channels, with minimal disruption to our business. As a result, we do not believe that these agreements are continuing contracts to sell the major part of our products or services, or for other reasons are contracts upon which our business is substantially dependent for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

We also advise the Staff that Mr. Dutkowsky, who was appointed chief executive officer of Tech Data on October 2, 2006, resigned from our board on January 30, 2007.
Form 10-K/A for the Year Ended December 31, 2007
Item 11. Executive Compensation
20.	Please tell us why you have not provided quantitative disclosure of the terms of the performance targets utilized in determining incentive compensation for your executive officers for fiscal year 2007. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, as you indicate in your disclosure, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

We respectfully advise the Staff that disclosure of the performance target levels with respect to determining incentive compensation for our executive officers for 2007 is not

Securities and Exchange Commission
July 11, 2008

required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Trade Secrets and Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as “commercial or financial information” under Exemption 4 include: royalty rates, business sales statistics, research data, technical designs, overhead and operating costs, information on financial condition, prices and quantities. See Public Citizen Health Research Group v. National Institutes of Health, 209 F.Supp. 2d 37, 43 (D.D.C. 2002); Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial [under Exemption 4] if it relates to commerce, or it has been compiled in pursuit of profit.”

Securities and Exchange Commission
July 11, 2008

The target levels of the performance goals, as disclosed on pages 15 and 16 of the Form 10-K/A include our operating plan (non-GAAP) financial targets for bookings and earnings per share, which specifically relate to our financial condition. As such, those target levels constitute “commercial or financial information” under Exemption 4.

Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327.

Accordingly, the second prong under Exemption 4 has been satisfied as we are a corporation, and thus the information is being obtained from a person.

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.

As noted in the Form 10-K/A, the performance targets include company wide financial targets, including bookings and earnings per share, from our annual business plan. Our annual business plan includes our confidential, internal goals and objectives for bookings, revenue, operating income or earnings per share targets, among other things. Neither the performance target nor our annual operating plan are released or disclosed to the public.

We believe that disclosure of the performance targets, both historical and for the current year, would cause substantial harm to our competitive position. If we are required to disclose the performance target levels, we would effectively be informing the public and our competitors of our expectations not only with respect to bookings and non-GAAP earnings per share, but also to our business, financial and operational strategies. Such disclosure, both historical and for the current year, would provide significant insight into, and allow our competitors to reach significant conclusions about, our strategies and priorities. For example, we may choose to make additional investment in the area of

Securities and Exchange Commission
July 11, 2008

sales and marketing as a strategic decision that is intended to drive market growth rates and market share. In that case, the additional investment would be reflected in bookings and expense plans, and would be particularly visible because of the deferred revenue model of our business. Our competitors could use such information to unfairly compete by adjusting their own business strategy to undercut our planned strategy or by determining ways to prevent us from achieving our strategy, which would be harmful to us. Our competitors would also have the opportunity to build their own internal business, financial and operational strategies and plans using this information.

The strategic disadvantage is especially true with respect to our larger competitors. As we have disclosed in our public filings, we compete against much larger competitors in certain areas of our business, such as Symantec Corp. in the system protection security market, Symantec Corp. and Cisco Systems Inc. in the network protection security market and Microsoft Corporation, Google, Inc. and Yahoo!, Inc. in the email and web security market. These competitors operate in multiple markets. Because of these competitors’ larger sizes and multiple markets, they may not be required to disclose performance targets that are specific to our market, which would provide competitors in our overlapping market space with the same level of detail about their market strategies and priorities and their quantitative financial objectives with respect to such strategies and priorities. As a security market “pure play,” we are not similarly situated with these larger companies in terms of disclosures; accordingly, we would be competitively harmed by having to disclose these performance targets and would not have an opportunity to have access to comparative market information from such competitors.

Further, we also compete with foreign companies, such as Trend Micro, Inc., whose stock does not trade on a United States securities exchange, and other smaller market entrants that are not publicly-traded companies. Therefore, such competitors are not subject to disclosure requirements similar to the disclosure requirements imposed upon us. Again, the disclosure of our quantitative performance targets without comparable disclosure from our competitors would put us at a significant competitive disadvantage.

We would be further harmed by the disclosure of this information because our competitors could use this information in recruiting our executives. In addition, if we incentivized our employees based upon our operating plan, then our competitors would also be able to use this information in recruiting our employees.

As stated above, we believe that the disclosure of historical performance target levels subjects us to the same risks as the disclosure of such information for the current year. Our competitors could use this information to forecast or extrapolate our business model

Securities and Exchange Commission
July 11, 2008

to future periods. Additionally, analysts could also use this information to extrapolate to future periods and compare our then current disclosures to such projections, which could create misinformation in the marketplace, have a material impact on our stock price and make our ability to achieve our plans more difficult.

In summary, we believe that for all of the foregoing reasons, disclosure of the performance target levels will make it substantially more difficult for us to achieve our business, financial and operational strategies and will cause significant economic harm to our competitive position, which would be harmful to our stockholders.
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As requested, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to me at (972) 987-2376. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (972) 987-2525. Please send written correspondence to my attention at 5000 Headquarters Drive, Plano, Texas 75024. Thank you for your assistance.

Sincerely, MCAFEE, INC.

Keith S. Krzeminski
SVP, Finance and Chief Accounting Officer

Securities and Exchange Commission
July 11, 2008

cc:	Albert A. Pimentel, Chief Operating Officer and Chief Financial Officer Mark Cochran, General Counsel John Kelm, Deloitte & Touche LLP Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati